VIA EDGAR CORRESPONDENCE

May 31, 2017

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4546
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-16095

Dear Mr. Rosenberg:

This letter is in response to your correspondence dated May 19, 2017 concerning Aetna Inc.’s Form 10-K for the year ended December 31, 2016. In that letter, you requested that we respond to the comments contained in the letter within ten business days or advise the Staff when we will respond. We respectfully request a five business day extension of the original due date requested by the Staff in order to allow us to prepare a complete response to the Staff’s comments. We anticipate that our response will be submitted to your office no later than June 12, 2017.

Very truly yours,

AETNA INC.

By: /s/ Sharon A. Virag
Name: Sharon A. Virag
Title: Vice President, Controller and
Chief Accounting Officer